SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of October


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                        Yes _____________ No____X_______


     (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

1. The English language press release of Van der Moolen Holding N.V. dated October 28, 2005 announcing the Third Quarter 2005 results.

  Van der Moolen Reports a Profit of EUR 2.3 million for the Third Quarter of 2005; Earnings per share EUR 0.06 versus EUR 0.05 in the Second Quarter of 2005

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Oct. 27, 2005--Van der Moolen (NYSE:VDM)(EURONEXT:VDMN) announces that it earned profit attributable to its common shareholders of EUR 2.3 million in the third quarter 2005 compared with EUR 1.8 million in the second quarter of 2005 and EUR 0.6 million in the third quarter of 2004 (restated to IFRS).
    The financial information presented is prepared in accordance with IFRS. Previously published quarterly and year-to-date September, 2004 financial information under Dutch GAAP for the year 2004 has been restated to comply with IFRS(1).
    Profit attributable to common shareholders in the third quarter of 2005 rose by 28%, from EUR 1.8 million in the second quarter of 2005 to EUR 2.3 million. Compared with the third quarter of 2004, profit attributable to common shareholders (after preferred dividend) increased by EUR 1.7 million. Third quarter profit attributable to common shareholders includes a net EUR 0.8 million gain following a liquidation settlement of the Vereniging voor de Effectenhandel. Profit in the second quarter 2005 included a net gain of EUR 0.9 million relating to the net effect of positive fair value changes of interest rate swaps and currency exchange gains. Consequently, the quarter-to-quarter comparison is not materially affected by these non-recurring gains.
    Van der Moolen was able to close 63 of its 66 trading days (95%) in the third quarter with a trading profit on transactions. Our NYSE participation rate was 19.9%, compared to 20.9% in the second quarter of 2005 and 22.4% in the third quarter last year. Our realization rates were 2.2, 2.5 and 2.7 basis points for the respective quarters.

    (1)For further information in relation to the transition to IFRS and the restatement of 2004 annual and quarterly information we refer to our press release for the first quarter 2005 dated April 28, 2005.



Key Figures
------------------------ ------- -------------------- ----------------
Euros millions            3rd       3rd        2nd
                         quarter  quarter    quarter    9 months
                          2005      2004       2005    2005  2004
------------------------ ------- -------------------- ----------------
Revenues                   26.7   26.8   0%  27.2 -2%  81.3  93.7 -13%
------------------------ ------- -------------------- ----------------
Operating profit            7.9    6.1  30%   6.2 27%  21.1  26.0 -19%
------------------------ ------- -------------------- ----------------
Profit from continuing
 operations a)              3.4    3.1  10%   3.7 -8%   9.2  17.6 -48%
------------------------ ------- -------------------- ----------------
Profit (loss) from
 discontinued operations      -   (0.3)100%     -         -  (1.9)100%
------------------------ ------- -------------------- ----------------
Profit attributable to
 common shareholders        2.3    0.6 283%   1.8 28%   5.6   7.4 -24%
------------------------ ------- -------------------- ----------------
Guarantee capital         400.7  400.5   0% 413.5 -3% 400.7 400.5   0%
------------------------ ------- -------------------- ----------------

Per common share data (Euros x 1)
------------------------ ------- -------------------- ----------------
(Diluted) profit from
 continuing operations     0.06   0.02 149%  0.05 27%  0.14  0.24 -41%
------------------------ ------- -------------------- ----------------
(Diluted) profit (loss)
 from discontinued
 operations                   -  (0.01)100%     -        -  (0.05)100%
------------------------ ------- -------------------- ----------------
(Diluted) profit           0.06   0.02 273%  0.05 27%  0.14  0.19 -26%
------------------------ ------- -------------------- ----------------

------------------------ ------- -------------------- ----------------
Average US dollar/Euro
 rate                      0.82   0.82       0.79      0.79  0.81
------------------------ ------- -------------------- ----------------
a) As a result of the adoption of IAS 32 on January 1, 2005, the dividend on preferred financing shares and the interest on minority members' capital are presented as finance cost and hence are included in 2005 profit from continuing operations. In the 2004 comparitive information, these items are presented as a component of profit allocation and minority interest, respectively.


    Fred Bottcher, Van der Moolen's CEO, commented, "Although it does not always turn out that way, the third quarter is seasonally weak, as it was this year. The fourth quarter has begun positive, with both volumes and volatility up in most of our markets. While we would caution that a few weeks do not make a quarter, and note that the holiday period at the end of the fourth quarter is usually very quiet, trading conditions so far in the quarter have been more favorable than for some time."
    Turnover on the exchanges on which we are active presented a mixed picture in the third quarter:


               Change in Turnover: Q3 2005 vs. Q2 2005
---------------------------------------------------------------------
Borsa Italiana           -15.7% London Stock Exchange           19.7%
Deutsche Borse            20.2% New York Stock Exchange          1.6%
Euronext                  15.1% SWX Swiss Exchange             -12.9%
---------------------------------------------------------------------
source: Bloomberg
---------------------------------------------------------------------


    After solid volume gains in the first and second quarters, some of our markets took a seasonal "breather," and activity did not pick up until the latter part of September. Several of the markets that saw stronger gains were driven by one- or two-day flurries of activity motivated by exogenous shocks to the markets.
    Volatility also improved on some of the markets where we are active, but as with the markets that showed spikes in volumes, in most of them the improvement was driven by one or two days of news-driven uncertainty, rather than a steady improvement over the quarter. Volatility of this kind can be difficult for us to exploit.


             Change in Volatility: Q3 2005 vs. Q2 2005
-------------------------------------------------------------------
AEX Index (Netherlands)    9.9% MIB Index (Italy)             -0.2%
CAC 40 Index (France)     24.0% NYSE Composite                -9.0%
DAX Index (Germany)       28.9% Swiss Market Index            23.9%
FTSE 100 Index (U.K.)      8.1%
-------------------------------------------------------------------
average of daily highs less daily lows; source: Bloomberg
-------------------------------------------------------------------


    We announced the definitive agreement to acquire Curvalue on October 13, 2005. The transaction is expected to be completed in January 2006. We invite you to consult the Third Quarter presentation on our website for a more detailed presentation of Curvalue, the transaction and our strategy going forward.

    Results for the third quarter of 2005

    Revenues

    At EUR 26.7 million, our reported revenues in the third quarter were 2% lower than in the second quarter of 2005 and EUR 0.1 million below those earned in the third quarter of 2004. The factors that determined these comparisons were as follows:


             Influences on Q3 2005 Revenue Development
-------------------------------------------------------------------
(millions of euros)                          Q3 2005    Q3 2005 vs.
                                              vs. Q2     Q3 2004
                                               2005
-------------------------------------------------------------------
Organic change in revenues a)                  -4%         0%
Translation effect on U.S. dollar revenues     +2%         0%
-------------------------------------------------------------------
Net change in revenues                        - 2%         0%
-------------------------------------------------------------------
a) Revenues as presented in the consolidated income statement represent revenues from continuing operations only. Revenues generated by the discontinued operations in 2004 are included in "Profit from discontinued operations before income taxes".


    Revenues generated by VDM Specialist decreased EUR 1.7 million, or 8% (-11% in dollar terms), compared to the second quarter of 2005. Revenues generated by our European trading activities increased by EUR
1.2 million compared to the preceding quarter, mainly through our German operations.

    Operating expenses

    Total operating expenses in the third quarter of 2005 were 10% lower than those recognized in the second quarter of 2005, despite the appreciation of the dollar by approximately 3%. Total operating expenses declined by EUR 1.9 million, or 9%, compared to the third quarter of 2004. Further to some structural cost reductions, on an individual line basis other factors affected the comparison:

    -- Exchange, clearing and brokerage fees increased by 8% compared to the preceding quarter, and by 6% compared to the third quarter of 2004. The increase compared to the second quarter 2005 mainly relates to euro/dollar exchange rate movements and is further explained by the level of our trading activity.

    -- The third quarter 2005 fixed employee compensation and benefits were 14% below second quarter levels and 13% below the same period in 2004. Fixed employee compensation recognized in the second quarter of 2005 included EUR 0.7 million severance costs, which were partly offset by a pension benefit of EUR 0.3 million. The remainder of the decrease compared to the second quarter 2005 can be explained by a one-off benefit of EUR 0.2 million and a decrease in the number of full time equivalents employed by the Group.

    -- Seat lease expenses in the third quarter of 2005 further declined by 20% compared with the preceding quarter and 64% compared with the prior year. These declines were mainly due to annual lease renewals at lower rates at the end of 2004 and during the first half year of 2005, strengthened by a slight decrease in the number of seat rentals.

    -- General and administrative expenses amounted to EUR 3.4 million in the third quarter of 2005, compared to EUR 4.8 million in the preceding quarter; a decline of 29%. Compared to the same quarter in 2004, expenses decreased by EUR 0.1 million, or 3%. The decrease compared to the second quarter 2005 mainly relates to a decrease in professional fees, partly as a result of the capitalization of external development costs for software in relation to the Hybrid system.

    Operating profit

    Third quarter 2005 operating profit was EUR 7.9 million, compared with EUR 6.2 million in the preceding quarter; an increase of 27%, mainly due to the decreased level of cost. Operating margin (excluding amortization expense) in the third quarter of 2005 was 31%, compared to 24% in the 2nd quarter 2005.

    Gain on disposal of investments

    The EUR 0.9 million gain on disposal of investments reflects the announced distribution of reserves of the Vereniging Voor de Effectenhandel ('VVE') amounting to EUR 0.8 million and a reclassified distribution of the Vereniging Voor de Optiehandel of EUR 0.1 million, originally captured in the first quarter 2005 general and administrative expenses. These gains are not subject to income tax.

    Finance cost

    As a result of the adoption of IAS 32 on January 1, 2005, the dividend on preferred financing shares and the interest on minority members' capital are presented as finance costs. In the comparative information for 2004, these items are presented as a component of profit allocation and minority interest, respectively.
    The second quarter 2005 finance costs were strongly influenced by the recognition of fair value changes on the interest rate swaps that were held by VDM Specialists (EUR 2.4 million) and currency exchange gains (EUR 0.5 million). The interest rate swaps were terminated in June 2005 and the currency exchange exposure that could impact our income statement under IFRS was mitigated by a FX transaction in April 2005. Hence the third quarter 2005 result is no longer materially affected by these items.
    Other finance cost, net, amounted to EUR 2.3 million in the third quarter 2005 compared to EUR 2.1 million in the preceding quarter and EUR 1.3 million in the third quarter 2004. The increase compared to the second quarter 2005 mainly relates to the appreciation of the US dollar affecting the EUR -equivalent of VDM Specialists' interest expenses and the termination of the interest rate swaps in June 2005. The termination of the interest rate swaps also accounts for most of the EUR 1.0 million increase compared to the third quarter of 2004. A EUR 0.2 million increase compared to the third quarter 2004 is attributable to the interest spread paid on the FX transaction executed in April 2005.

    Income tax

    Income tax expense from continuing operations in the third quarter 2005 was EUR 2.0 million, representing a consolidated effective tax rate of 47%. The consolidated effective tax rate in the second quarter of 2005 was 55%.
    The effective tax rate in the third quarter 2005 was strongly influenced by the non-taxable gain following the liquidation of the VVE. Eliminating this gain from the determination of the effective tax rate would result in an effective tax rate for the third quarter 2005 of 58%, which is in line with the previous quarter. The high consolidated effective tax rate in 2005 is mainly due to the recognition of the non-tax deductible preferred financing dividend as an expense as required under IFRS as from January 1, 2005.

    Minority interest

    The decrease of minority interest in the third quarter 2005 mainly results from the charge recognized in the second quarter of 2005 reflecting the portion of the fair value changes on interest rate swaps that were attributable to minority members of VDM Specialists.

    Earnings per share

    Profit per common share was EUR 0.06 in the third quarter 2005, compared to EUR 0.05 in the second quarter of 2005 and EUR 0.02 in the third quarter of 2004.

    Balance sheet

    General

    Our balance sheet has been strongly affected by the adoption of IAS 32 and IAS 39 on January 1, 2005. These standards involve the presentation, disclosure and the recognition and measurement of financial instruments. The accounting for financial instruments included in the December 31, 2004 comparative balance sheet is based on Dutch GAAP, following the transition exemption provided by IFRS.

    Balance sheet total

    On September 30, 2005 our Balance Sheet total was EUR 863.0 million, a 175% increase from December 31, 2004. This increase is mainly due to the increase of current assets and current liabilities as a result of the application of the offsetting rules of IAS 32 and the rules for recognition and derecognition of financial instruments of IAS 39. The appreciation of the US dollar during the period under review reinforced this effect.

    Group equity

    Group equity divided by the Balance Sheet total, decreased from 53% at the end of 2004 to 26% on September 30, 2005 (June 30, 2005:
25%), mainly as a result of the reclassification of financing preferred capital.

    Guarantee capital

    Guarantee capital, which consists of Group equity plus the non-current portion of our subordinated indebtedness (including financing preferred capital and capital contributions from minority members), increased from EUR 378.0 million to EUR 400.7 million during the nine months under review. This increase is mainly due to the strong appreciation of the US dollar during the period, affecting shareholder's equity, minority interest and subordinated debt (the US dollar appreciated against the euro: at December 31, 2004 the euro/dollar rate was 1.3648 compared to
    1.2063 on September 30, 2005). These translation effects and the income contribution were partially offset by a EUR 7.6 million repayment of subordinated borrowings, a EUR 18.0 million reclassification of subordinated borrowings to short-term liabilities, the increase in fair value of the NYSE seats, owned (net of tax EUR
1.8 million) and the payment of a EUR 3.2 million cash dividend on our common shares in April 2005. As a percentage of our Balance Sheet total, guarantee capital declined from 77% at the end of 2004 to 46% at September 30, 2005 (June 30, 2005: 48%).

    Cash and cash equivalents

    Due to the application of the offsetting rules established by IAS 32, cash and cash equivalents substantially increased. An offsetting increase is shown in bank overdrafts, a component of current liabilities. The increase of these balance sheet items follows from the gross presentation of the bank accounts within the cash pool arrangement we have with a commercial bank. This cash pool arrangement does not meet the requirements for offsetting under IFRS. The amounts of cash and cash equivalents and bank overdrafts increased further during the first nine months of 2005, due to a foreign exchange transaction executed in April 2005. The Group has approximately EUR 39 million of free-available cash (including disposition on security positions) (December 31, 2004: EUR 31 million, June 30, 2005: EUR 32 million). Further, it has EUR 20 million available in short-term credit lines of which EUR 15 million is committed until December 2005.

    NYSE seats

    The Group's New York Stock Exchange memberships are carried at fair value at September 30, 2005 of $1,822,000 and are shown under Available-for-sale investments. The fair value increase compared to year-end 2004 is recognized (net of tax) through equity. The most recent sale of a NYSE seat on October 7, 2005 was transacted at $2,800,000.

    Cash flow

    Cash flow from operating activities

    Cash flow from operations was a positive EUR 16.9 million in the third quarter 2005, bringing year-to-date operating cash flows to a negative EUR 4.8 million as of September 30, 2005. The positive cash flows in the third quarter 2005 mainly relates to the cash contributions of our earnings in the amount of EUR 5.0 million, tax receipts in the amount of EUR 5.5 million and a decrease of position related working capital.

    Cash flow from investing activities

    Cash flows from investing activities were a negative EUR 1.3 million as a result of capital expenditure, mainly in relation to investments in the Hybrid system-software.

    Cash flow from financing activities

    Negative cash flows of EUR 19.1 million from financing activities were primarily due to the repayment of the short-term portion of our subordinated and long-term borrowings (-EUR 7.9 million), the cash dividend paid in April 2005 on our common shares (-EUR 3.2 million), and preferred financing dividends paid (- EUR 2.9 million).

    Cash

    Including the effect of currency exchange differences, net of bank overdrafts, cash decreased by EUR 27.9 million compared to December 31, 2004 (compared to June 30, 2005 an increase of EUR 12.1 million).

    US GAAP

    Earnings calculated according to US GAAP in the third quarter of 2005 amounted to a profit of EUR 2.1 million. The main differences compared to IFRS are set out below:

    -- Amortization specialist assignments acquired prior to 2001 and related tax effects;

    -- Preferred dividends are treated as part of income distribution under US GAAP, rather than as a finance expense as is the case under IFRS;

    -- Preferred capital is treated as equity under US GAAP, hence positive currency exchange gains of EUR 0.3 million
        (year-to-date EUR 6.8 million) are recognized through equity instead of the income statement (no impact on taxation).

    Please see the schedule attached for a reconciliation with IFRS.

    Subsequent events

    On October 12, 2005, Van der Moolen granted a collateralized credit facility to Curvalue Beheer B.V. in the amount of EUR 5.0 million. On October 21, 2005 this facility was fully drawn to finance expansion of trading activities. Interest of 6.5% per annum is due on the amounts drawn on this facility.
    For more information about Van der Moolen, please visit www.vandermoolen.com.

    N.B.:

    Today, at 15:00 CET, Van der Moolen will host a conference call for analysts. This will be webcast over www.vandermoolen.com.
Invitations to participants have been distributed. For more information, please contact Dana Johnston at Taylor Rafferty, telephone: +1 (212) 889 4350.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of nearly 11% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 100,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.


                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                           (IFRS, Unaudited)
----------------------------------------------------------------------
(amounts  in millions of Euros, except            Q3          Q3
 per share data)                                                     %
                                                2005        2004
----------------------------------------------------------------------
Revenues                                        26.7        26.8    0%
Exchange, clearing and brokerage fees           (5.5)       (5.2)   6%
Employee compensation and benefits, fixed       (6.2)       (7.1) -13%
Employee compensation and benefits,
 variable                                       (1.4)       (1.1)  27%
Lease of exchange memberships                   (0.8)       (2.2) -64%
Information and communication expenses          (0.7)       (0.8) -13%
Depreciation expense                            (0.4)       (0.4)   0%
Amortization expense                            (0.4)       (0.4)   0%
Exceptional expense relating to provision
 NYSE/SEC                                          -           -
General and administrative expenses             (3.4)       (3.5)  -3%
Total operating expenses                       (18.8)      (20.7)  -9%
Operating profit                                 7.9         6.1   30%
Gain on disposal of investments                  0.9           -
Preferred financing dividend                    (0.7)          -
Interest on minority members' capital           (0.3)          -
Currency exchange gains and losses              (0.1)          -
Fair value changes on interest rate swaps          -           -
Other finance costs - net                       (2.3)       (1.3)
Profit from continuing operations before
 income tax                                      5.4         4.8   12%
Income tax                                      (2.0)       (1.7)
Profit from continuing operations                3.4         3.1   10%
Profit (loss) from discontinued
 operations before income tax                      -        (0.5) 100%
Income tax                                         -         0.2
Profit (loss) from discontinued
 operations                                        -        (0.3) 100%
Profit for the period                            3.4         2.8   21%
Profit attributable to minority members          1.1         1.5
Profit attributable to equity holders of
 the parent                                      2.3         1.3   77%
Preferred financing dividend                       -        (0.7)
Profit attributable to common
 shareholders                                    2.3         0.6  283%
----------------------------------------------------------------------

----------------------------------------------------------------------
Average number of common shares
 outstanding                              39,343,295  38,317,100    3%
Diluted average number of common shares
 outstanding                              39,343,295  38,317,100    3%
Per common share data:
(Diluted) profit from continuing
 operations per common share                    0.06        0.02  149%
(Diluted) profit (loss) from discontinued
 operations per common share                       -       (0.01) 100%
(Diluted) profit per common share               0.06        0.02  273%
----------------------------------------------------------------------


                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                           (IFRS, Unaudited)
----------------------------------------------------------------------
(amounts  in millions           Q2         9 months    9 months
 of Euros, except per
 share data)                           %                             %
                              2005             2005        2004
----------------------- ---------------- -----------------------------

Revenues                      27.2   -2%       81.3        93.7   -13%

Exchange, clearing and
 brokerage fees               (5.1)   8%      (15.4)      (16.5)   -7%
Employee compensation
 and benefits, fixed          (7.2) -14%      (20.3)      (22.1)   -8%
Employee compensation
 and benefits, variable       (1.4)   0%       (3.9)       (4.6)  -15%
Lease of exchange
 memberships                  (1.0) -20%       (3.2)       (7.3)  -56%
Information and
 communication expenses       (0.8) -13%       (2.1)       (2.3)   -9%
Depreciation expense          (0.3)  33%       (1.1)       (1.2)   -8%
Amortization expense          (0.4)   0%       (1.2)       (1.2)    0%
Exceptional expense
 relating to provision
 NYSE/SEC                        -                -        (1.1) -100%
General and
 administrative
 expenses                     (4.8) -29%      (13.0)      (11.4)   14%

Total operating
 expenses                    (21.0) -10%      (60.2)      (67.7)  -11%

Operating profit               6.2   27%       21.1        26.0   -19%

Gain on disposal of
 investments                     -              0.9           -
Preferred financing
 dividend                     (0.8)            (2.2)          -
Interest on minority
 members' capital             (0.3)            (0.9)          -
Currency exchange gains
 and losses                    0.5              2.7           -
Fair value changes on
 interest rate swaps           2.4             (0.2)          -
Other finance costs -
 net                          (2.1)            (6.2)       (4.8)

Profit from continuing
 operations before
 income tax                    5.9   -8%       15.2        21.2   -28%
Income tax                    (2.2)            (6.0)       (3.6)
Profit from continuing
 operations                    3.7   -8%        9.2        17.6   -48%

Profit (loss) from
 discontinued
 operations before
 income tax                      -                -        (3.3)  100%
Income tax                       -                -         1.4
Profit (loss) from
 discontinued
 operations                      -                -        (1.9)  100%

Profit for the period          3.7   -8%        9.2        15.7   -41%
Profit attributable to
 minority members              1.9              3.6         6.1
Profit attributable to
 equity holders of the
 parent                        1.8   28%        5.6         9.6   -42%
Preferred financing
 dividend                        -                -        (2.2)
Profit attributable to
 common shareholders           1.8   28%        5.6         7.4   -24%
----------------------- ---------------- -----------------------------

----------------------- ---------------- -----------------------------
Average number of
 common shares
 outstanding            39,106,481    1% 38,926,051  37,998,268     2%
Diluted average number
 of common shares
 outstanding            39,106,481    1% 38,926,051  37,998,268     2%
Per common share data:
(Diluted) profit from
 continuing operations
 per common share             0.05   27%       0.14        0.24   -41%
(Diluted) profit (loss)
 from discontinued
 operations per common
 share                           -                -       (0.05)  100%
(Diluted) profit per
 common share                 0.05   27%       0.14        0.19   -26%
----------------------------------------------------------------------





======================================================================
Van der Moolen Holding N.V.
Revenue breakdown in millions of Euros
----------------------------------------------------------------------
                                                        9      9
                            Q3    Q3        Q2      months months
                          2005  2004  %   2005   %    2005   2004    %
----------------------- --------------- ---------- -------------------
VDM Specialists          20.9  21.3 -2%  22.6  -8%   65.7   75.8  -13%
Net gain on principal
 transactions            13.5  14.5 -7%  15.9 -15%   45.3   53.3  -15%
Commissions               5.3   5.2  2%   5.3   0%   16.0   18.0  -11%
Other                     2.1   1.6 31%   1.4  50%    4.4    4.5   -2%
European Trading          5.8   5.5  5%   4.6  26%   15.6   17.8  -12%
Unallocated and Holding     -     -         -           -    0.1 -100%
----------------------- --------------- ---------- -------------------
Total revenues           26.7  26.8  0%  27.2  -2%   81.3   93.7  -13%
======================================================================

======================================================================
Van der Moolen Holding N.V.
Operating profit before amortization of intangible fixed assets, before impairment and before exceptional expense relating to provision NYSE/SEC, breakdown in millions of Euros
----------------------------------------------------------------------
                                                        9      9
                            Q3    Q3        Q2      months months
                          2005  2004  %   2005   %    2005   2004    %
--------------------------------------- ---------- -------------------
VDM Specialists           9.2   8.2 12%   9.0   2%   28.0   33.0  -15%
European Trading          0.6     -       0.1 500%    1.2    1.6  -25%
Unallocated and Holding  (1.5) (1.7)12%  (2.5) 40%   (6.9)  (6.3) -10%
----------------------- --------------- ---------- -------------------
Total operating profit
 before amortization of
 intangible fixed
 assets, before
 impairment and before
 exceptional expense
 relating to provision
 NYSE/SEC                 8.3   6.5 28%   6.6  26%   22.3   28.3  -21%
======================================================================

======================================================================
VDM Specialists (VDMS)
Key figures (IFRS)
----------------------------------------------------------------------
                                                        9      9
                            Q3    Q3        Q2      months months
                          2005  2004      2005        2005   2004
----------------------- ------------    ------     --------------
VDM Specialists
 revenues ($ million)    25.5  26.1      28.5        83.1   93.0
Net gain on principal
 transactions            16.5  17.7      20.1        57.4   65.3
Commissions               6.4   6.4       6.7        20.2   22.1
Other                     2.6   2.0       1.7         5.5    5.6
Total value of trading
 on NYSE ($ billion)    3,513 2,633     3,456      10,386  8,485
Value of trading in
 VDMS assignments ($
 billion)                 384   290       389       1,155    952
VDMS market share in
 dollar value NYSE       10.9% 11.0%     11.3%       11.1%  11.2%
VDMS value of principal
 shares traded ($
 billion)                  76    65        81         237    226
Participation rate       19.9% 22.4%     20.9%       20.5%  23.7%
VDMS net gain on
 principal transactions
 ($ million)             16.5  17.7      20.1        57.4   65.3
Realization rate (basis
 points)                  2.2   2.7       2.5         2.4    2.9
======================================================================
Source: NYSE, Van der Moolen




                     Van der Moolen Holding N.V.
                      Consolidated Balance Sheet
                          (IFRS, unaudited)
----------------------------------------------------------------------
(amounts in millions of Euros)   September 30, 2005  December 31, 2004
----------------------------------------------------------------------
Assets
Non-current assets
Intangible assets                     82.1              72.7
Property, plant and equipment          3.6               4.0
Deferred tax assets                   85.1              83.5
Cash and cash-equivalents            201.5             178.0
Retirement benefit plans               3.7               3.7
Available-for-sale investments        15.1               9.8
                               ------------        ----------
                                             391.1              351.7

Current assets
Long positions securities            216.8              43.9
Clearing organizations and
 professional parties                107.9              39.9
Current income tax receivables         7.0              11.4
Other current assets                   5.5               5.4
Cash and cash-equivalents            134.7              40.8
                               ------------        ----------
                                             471.9              141.4
----------------------------------------------------------------------
Total assets                                 863.0              493.1
----------------------------------------------------------------------

Equity and liabilities
Shareholders' equity                 208.0             234.4
Minority interest                     14.3              26.4
                               ------------        ----------
Total equity                                 222.3              260.8

Non-current liabilities
Financing preferred capital           51.4                 -
Capital minority members              17.0                 -
Subordinated borrowings              110.0             117.2
Long-term borrowings                   1.4               1.7
Deferred tax liabilities               1.4               1.4
                               ------------        ----------
                                             181.2              120.3

Current liabilities
Short positions securities           202.3              34.6
Clearing organizations and
 professional parties                 63.9              16.8
Short-term borrowings                 39.5              15.7
Current income tax liabilities        13.2              12.3
Derivative financial
 instruments                             -                 -
Bank overdrafts                      122.5               0.7
Other current liabilities             18.1              31.9
                               ------------        ----------
                                             459.5              112.0
----------------------------------------------------------------------
Total equity and liabilities                 863.0              493.1
----------------------------------------------------------------------

----------------------------------------------------------------------
Guarantee capital                            400.7              378.0
----------------------------------------------------------------------




                     Van der Moolen Holding N.V.
      Consolidated statement of cash flow/ Movement schedule of
                          shareholders'equity
                          (IFRS, unaudited)

Consolidated statement of cash flow
------------------------------------------ ------------- -------------
(Amounts in millions of Euros)               9 months      9 months
                                               2005          2004
------------------------------------------ ------------- -------------
Cash flow from operating activities
Profit attributable to equity holders of
 the parent                                   5.6           9.6
Preferred financing dividend (non-cash
 expense)                                     2.2             -
Stock option expense                          0.1           0.5
Minority interest                             3.6           6.1
Depreciation and amortization of fixed
 assets                                       2.3           2.4
Non-cash items other finance cost - net      (4.7)         (2.1)
Change deferred taxation and non-cash tax
 effects                                      5.1           9.2
Change in provisions                            -           0.8
Settlement NYSE/SEC investigation            (4.8)        (40.7)
                                           -------       -------
                                                    9.4         (14.2)
Change in working capital - related to
 positions                                        (23.6)         13.6
Change in working capital - other                   9.4          11.2
                                                  ------        ------
                                                   (4.8)         10.6
Cash flow from investing activities
Investments in tangible fixed assets         (0.5)         (1.0)
Disposals of tangible fixed assets            0.1           1.1
Investments in intangible fixed assets       (0.9)            -
Divestments group companies, less cash
 balances held                                  -           2.7
Divestments and repayments of financial
 fixed assets                                   -           4.7
                                                  ------        ------
                                                   (1.3)          7.5
Cash flow from financing activities
Net change in subordinated debt and long-
 term liabilities                            (7.9)          0.6
Net change of short-term loans                  -         (41.4)
Sale of treasury shares                         -           5.6
Proceeds from termination of interest rate
 swaps                                        0.3          (0.2)
Cash dividend                                (3.2)            -
Preferred financing dividend (payment)       (2.9)         (2.9)
Payment to former members of VDM
 Specialists USA                             (3.1)            -
Net change in minority interest              (2.3)         (2.8)
                                                  ------        ------
                                                  (19.1)        (41.1)
Currency exchange differences on cash
 and cash-equivalents, net of bank
 overdrafts                                        (2.7)         (0.5)

Change in cash and cash-equivalents, net
 of amounts of bank overdrafts                    (27.9)        (23.5)

Cash and cash-equivalents, net of amounts
 of bank overdrafts at January 1,                  40.1          44.3

                                                  ------        ------
Cash and cash-equivalents, net of amounts
 of bank overdrafts at September 30,               12.2          20.8
======================================================================
Movement in shareholders'equity
------------------------------------------ ------------- -------------
(Amounts in millions of euros)               9 months      9 months
                                               2005          2004
------------------------------------------ ------------- -------------

Shareholders' equity at January 1 (1)             234.4         233.4
Change in accounting principles due to
 adoption IAS 32 / IAS 39                   (51.5)            -
Cash dividend                                (3.2)            -
Currency exchange differences                20.9           4.8
Profit attributable to common shareholders
 for the period                               5.6           7.4
Sale of treasury shares                         -           5.6
Fair value change available-for-sale
 assets, net of taxation                      1.8             -
Stock option expense                          0.1           0.5
Other                                        (0.1)            -
                                                  ------        ------
                                                  (26.4)         18.3
                                                  ------        ------
Shareholders' equity at September 30              208.0         251.7
======================================================================

(1) Adjusted compared to IFRS reconciliation to shareholders' equity as at January 1, 2004 as a result of different presentation of preferred dividends in respect of 2003




                     Van der Moolen Holding N.V.
                   Profit and shareholders' equity
                         (US GAAP, unaudited)

---------------------------------------- -----------------------------
 (amounts  in millions of Euros)                 Q3          Q3      %
                                               2005        2004
---------------------------------------- -----------------------------
Profit in accordance with IFRS
 attributable to equity holders of the
 parent                                         2.3         1.3    77%
Adjustments to reported profit
Amortization of intangible fixed assets        (1.2)       (1.3)
Preferred financing dividend                    0.7           -
Pensions                                          -        (0.1)
Stock options                                     -        (0.4)
Reversal of currency exchange losses,
 net of taxation                               (0.3)          -
Fair value changes interest rate swaps            -           -
Other                                             -           -
Taxation                                        0.6         0.8

                                         -----------------------

Profit (loss) in accordance with US GAAP
 attributable to equity holders of the
 parent                                         2.1         0.3   600%
Preferred financing dividend                   (0.7)       (0.7)
Profit (loss) in accordance with US GAAP
 attributable to common shares                  1.4        (0.4) -450%
Average number of common shares
 outstanding                             39,343,295  38,317,100
Diluted average number of common shares
 outstanding                             39,343,295  38,317,100

----------------------------------------
 (amounts in euros x 1)

----------------------------------------
(Diluted) profit in accordance with IFRS
 per common share                              0.06        0.02   273%
(Diluted) profit (loss) per common share
 in accordance with US GAAP                    0.04       (0.01) -441%
---------------------------------------- -----------------------------



                     Van der Moolen Holding N.V.
                   Profit and shareholders' equity
                         (US GAAP, unaudited)

----------------------- ---------------- -----------------------------
 (amounts in millions            Q2         9 months   9 months
  of Euros)                    2005    %        2005        2004     %
                                         -----------------------------
Profit in accordance
 with IFRS attributable
 to equity holders of
 the parent                    1.8   28%        5.6         9.6   -42%
Adjustments to reported
 profit
Amortization of
 intangible fixed
 assets                       (1.2)            (3.5)       (3.6)
Preferred financing
 dividend                      0.8              2.2           -
Pensions                         -                -        (0.3)
Stock options                    -                -        (1.3)
Reversal of currency
 exchange losses, net
 of taxation                  (3.7)            (6.8)          -
Fair value changes
 interest rate swaps          (1.8)             0.2           -
Other                          0.3             (0.1)        1.1
Taxation                       1.4              1.7         2.5
                        -----------      -----------------------

Profit (loss) in
 accordance with US
 GAAP attributable to
 equity holders of the
 parent                       (2.4) 188%       (0.7)        8.0  -109%
Preferred financing
 dividend                     (0.8)            (2.2)       (2.2)
Profit (loss) in
 accordance with US
 GAAP attributable to
 common shares                (3.2) 144%       (2.9)        5.8  -150%
Average number of
 common shares
 outstanding            39,106,481       38,926,051  37,998,268
Diluted average number
 of common shares
 outstanding            39,106,481       38,926,051  37,998,268

-----------------------
 (amounts in euros x 1)

-----------------------
(Diluted) profit in
 accordance with IFRS
 per common share             0.05   27%       0.14        0.19   -26%
(Diluted) profit (loss)
 per common share in
 accordance with US
 GAAP                        (0.08) 143%      (0.07)       0.15  -149%
----------------------- ---------------- -----------------------------


---------------------------------------- -----------------------
(amounts in millions of Euros)            Sept. 30,    Dec. 31,
                                               2005        2004
---------------------------------------- -----------------------

Shareholders' equity in accordance with
 IFRS                                         208.0       234.4

Adjustments to reported shareholders'
 equity
Goodwill and specialist assignments (1)       194.0       175.0
Financing preferred capital                    51.4           -
Pensions                                        3.7         3.7
Taxation (1)                                  (91.6)      (82.7)
Fair value changes available-for-sale
 assets, net of tax                            (1.9)          -
Other                                           0.2           -
---------------------------------------- -----------------------
Shareholders' equity in accordance with
 US GAAP (2)                                  363.8       330.4
---------------------------------------- -----------------------

1) Adjusted for purposes of comparison. Previously the adjustment in respect of the deferred tax asset relating to acquisitions prior to 2001 was included in the adjustment "goodwill and specialist assignments". This item is now included in "taxation".
2) Shareholders' equity at December 31, 2004 under US GAAP has been adjusted to conform with our 20F 2004

    CONTACT: Van der Moolen Holding N.V.
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789
             info@vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    VAN DER MOOLEN HOLDING N.V.

         Date: October 28, 2005     By: /s/ Friedrich M.J. Bottcher
                                        ---------------------------
                                    name:  Friedrich M.J. Bottcher
                                    title: Chairman of the Executive Board

                                    By: /s/ Leo J. Pruis
                                        ---------------------------
                                    name:  Leo J. Pruis
                                    title: Chief Financial Officer
                                           Member of the Executive Board

                                    By: /s/ Casper F. Rondeltap
                                        ----------------------------
                                    name:  Casper F. Rondeltap
                                    title: Member of the Executive Board

----------------------------------------------------------